EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Three Months Ended
	March 31,
	2005	2004
Income (loss) before income taxes and minority interest	$35,479	$(4,996)

Interest expense	106,867	92,738

Portion of rent estimated to represent the interest factor	31,969	31,440

Earnings before income taxes, minority interest and fixed charges	$174,315	$119,182

Interest expense (including capitalized interest)	$107,323	$92,924

Portion of rent estimated to represent the interest factor	31,969	31,440

Fixed charges	$139,292	$124,364

Ratio of earnings to fixed charges	1.3	—	(a)

(a)	Results for the three months ended March 31, 2004, were insufficient to cover fixed charges. The coverage deficiency was approximately $5.2 million.